Filed Pursuant to Rule 433

Registration Statement Number 333-212719

February 15, 2017

COMCAST CORPORATION

$1,005,000,000 4.450% NOTES DUE 2047

Final Term Sheet

Issuer:	Comcast Corporation (the “Company”)

Guarantors:	Comcast Cable Communications, LLC NBCUniversal Media, LLC

Issue of Securities:	4.450% Notes due 2047

Denominations:	$100,000 and multiples of $1,000 in excess thereof

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after deducting the underwriting commission, structuring fee and expenses, for working capital and general corporate purposes, which may include the repayment at maturity of the Company’s 8.875% notes due May 2017 ($550 million principal amount outstanding) and repayment of a portion of the Company’s outstanding commercial paper. As of February 15, 2017, the Company’s commercial paper had a weighted average annual interest rate of approximately 1.153% and a weighted average remaining maturity of approximately 6 days.

Indenture:	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee.

Trustee:	The Bank of New York Mellon

Managers:	Deutsche Bank AG, Taipei Branch Citibank Taiwan Limited

Structuring Agent:	Morgan Stanley & Co. LLC

Co-Structuring Agents:	Barclays Capital Inc. Mizuho Securities USA Inc. MUFG Securities Americas Inc.

Pricing Date:	February 15, 2017

Settlement Date:	March 14, 2017 (T+16)

Aggregate Principal Amount:	$1,005,000,000

Maturity:	March 15, 2047

Interest Rate:	4.450% per annum, accruing from March 14, 2017 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2017

Optional Redemption:	The 4.450% Notes due 2047 are redeemable at the option of the Company, in whole but not in part, on each March 15 on or after March 15, 2020. This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

Redemption for Tax Reasons:	The 4.450% Notes due 2047 are redeemable, in whole but not in part, in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount of the notes being redeemed plus any accrued interest and additional amounts then payable with respect to the notes to, but not including, the redemption date.

Further Issuances:	To the extent permitted by applicable authorities in the Republic of China and subject to the receipt of all necessary regulatory and listing approvals from such authorities, including but not limited to the Taipei Exchange (“TPEx”) and the Taiwan Securities Association (“TSA”), an unlimited amount of further 4.450% Notes due 2047 may be issued. The 4.450% Notes due 2047 and any further 4.450% Notes due 2047 that may be issued may be treated as a single series for all purposes under the indenture, to the extent permitted by applicable authorities in the Republic of China and subject to the receipt of all necessary regulatory and listing approvals from such authorities, including but not limited to the TPEx and the TSA.

Listing:	Application will be made for the 4.450% Notes due 2047 to be listed on the TPEx.

ROC Selling Restrictions:	The notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2 of Article 4 of the Financial Consumer Protection Act of the Republic of China. Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.

ISIN:	XS1569497107

Public Offering Price:	100.000%

Gross Spread:	0.100%

Net proceeds to Comcast, before expenses:	99.900% per $1,000 principal amount of 4.450% Notes due 2047; $1,003,995,000 in total

Structuring Agents’ Fee:	$6,532,500

The TPEx is not responsible for the content of this Final Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Final Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Final Term Sheet. Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of us or the notes.

It is expected that delivery of the notes will be made against payment therefor on or about March 14, 2017, which is the sixteenth Business Day following the date hereof (such settlement cycle being referred to as “T+16”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the third trading day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+16, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors. For purposes of this Final Term Sheet, “Business Day” shall mean any day, other than a Saturday or a Sunday, which is not a day on which banking institutions in The City of New York, London or Taipei are authorized or required by law, regulation or executive order to close.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you these documents if you request them by contacting the issuer at: Comcast Corporation, Attention: Investor Relations, One Comcast Center, Philadelphia, Pennsylvania 19103-2838, (215) 286-1700.

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